ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199
November 1, 2010

Johnathan Mathiesen (617) 951-7467 johnathan.mathiesen@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.
Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 139
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 139 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 2, 2010 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust (each, a “Fund” and, together, the “Funds”). We received your oral comments regarding the Amendment via telephone on October 14, 2010. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 140 to the Trust’s Registration Statement, which was filed on October 29, 2010 pursuant to Rule 485(b) under the Securities Act.
As we discussed via telephone on October 14, 2010, the assets and liabilities of each of the Allianz CCM Capital Appreciation, Allianz CCM Emerging Companies, Allianz CCM Focused Growth and Allianz CCM Mid-Cap Funds (together, the “CCM Funds”) were acquired by series of another investment company as of September 27, 2010, and the CCM Funds are no longer operating series of the Trust. As such, the CCM Funds do not appear in Post-Effective Amendment No. 140, and series and class identifiers relating to the CCM Funds have been marked “Inactive” on the EDGAR system.

A. Prospectuses
General
1.	Comment: The Staff is of the view that the only documents that may be incorporated by reference into a fund’s Summary Prospectus are the fund’s Statutory Prospectus and Statement of Additional Information and that the fund’s shareholder reports, or any portion thereof, may not be incorporated by reference into a fund’s Summary Prospectus. See General Instruction D of Form N-1A. To the extent that Funds within the Registration Statement continue to make use of Summary Prospectuses to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act, please revise the legend appearing in each such Summary Prospectus to delete the statement that “the financial statements included in the Fund’s annual report to shareholders” are incorporated by reference.

Response: The requested change has been made.

2.	Comment: In a number of instances, the derivatives-related disclosure currently presented in response to Items 4 and 9 of Form N-1A within the Funds’ Fund Summaries and the section titled “Principal Investments and Strategies of Each Fund” is not tailored to the anticipated use of derivatives by each such Fund in pursuit of its individual investment objective and strategies. Please consider the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”). Specifically, please describe (1) the types of derivatives in which each such Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of each applicable Fund accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, certain changes have been made to the descriptions of the applicable Funds’ principal investment strategies to identify specific types of derivative instruments in which each such Fund generally invests and the purposes for such investments.

Discussion of the specific risks relating to the individual types of derivatives used by the Funds is included in the statutory prospectuses under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections addresses the Staff’s concerns as set forth in the July Letter.

3.	Comment: The following sentence is included in the section titled “Principal Risks” within the Fund Summary of each Fund: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Consistent with Item 4(b)(1)(iii) of Form N-1A, please either confirm to the Staff that the Funds are advised by or sold through an insured depository institution, or delete this statement.

Response: The Funds are not advised by an insured depository institution. While the Funds are not currently sold through insured depository institutions, such an intermediary relationship involving an insured depository institution may arise in the future. As such, the Trust respectfully submits that it is appropriate to retain the statement required by Item 4(b)(1)(iii) of Form N-1A.

4.	Comment: For several share classes of several Funds, the performance information shown for periods prior to the inception date of a share class is based on the performance of an older share class, as indicated in the section titled “Performance Information” within each Fund’s Fund Summary. Please advise the Staff whether the performance information shown for any such newer share class has been adjusted to reflect the lower fees and expenses paid by such newer share class. If it has, please explain the basis for using this method. Also, please provide information about any prior discussions with the Staff on this point.

Response: The Trust believes that its method of presenting performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older class performance shown for periods prior to the inception of the newer class. The alternative method, using the fees and expenses of the older share class, would provide less accurate information because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer class were higher than those of the older class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the Trust’s presentation of performance data in its prospectuses for newer share classes with lower expenses than a Fund’s older share classes.[1] The methodology in question was the same as that used for presenting the performance in this Amendment.

I understand that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood the Trust would use such methodology in the absence of further Staff action.

The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any

[1]	This conversation resulted from the filing of a post-effective amendment to the Trust’s Registration Statement. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

aspects of the recent revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of the Trust’s methodology or specifically disapprove of such an approach.

5.	Comment: Please revise the section titled “Performance Information” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “Details regarding the calculation of the Fund’s class-by-class performance, including a discussion of any performance adjustments, are provided under ‘Additional Performance Information’ in the Fund’s statutory prospectus and SAI.”

Response: The Trust believes that this disclosure is important to retain within a prospectus relating to multiple share classes and, in particular, that removing this disclosure may render some of the performance information confusing to investors given the performance adjustments made for newer share classes and for Funds with predecessor funds. Furthermore, as a result of recent changes to Form N-1A and the length and content constraints imposed on the Fund Summaries by the amended Form, the Trust removed the full details regarding class-by-class performance calculations and any performance adjustments, which had previously been disclosed within each Fund Summary. In connection with the Trust’s previous annual update to its Registration Statement, the Trust replaced all such details within each Fund Summary with the single generic sentence to which the Comment refers, in order to direct investors to the new location of this information within the Trust’s Registration Statement.

6.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summaries, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for the pricing of Fund shares.

7.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act

Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

8.	Comment: Please revise the section titled “Summary of Principal Risks” to indicate which risk applies to which Fund.

Response: The Trust respectfully submits that the Prospectus risk disclosure is currently presented in a user-friendly and Form-compliant manner. The specific principal risks applicable to a Fund are listed along with summary risk descriptions in the Fund’s Fund Summary and are reiterated in bullet-point format in the Fund’s relevant portion of the section titled “Principal Investments and Strategies of Each Fund.” In each section, readers are then referred to the “Summary of Principal Risks” section for a full description of the risks identified. The Summary of Principal Risks section, in turn, refers readers to the individual Fund Summaries for information on the principal risks applicable to each Fund.

Because the principal risks of each Fund are already clearly identified in multiple locations in the prospectus, the Trust believes that listing within this section the Funds to which each principal risk applies would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure, in contravention of Rule 421(b)(4) under the Securities Act.

The Trust also submits that while recent changes to Form N-1A added a requirement to summarize briefly the principal risks in the Fund Summary, they did not include any direction to link longer discussions of principal risks directly to specific funds.
Allianz AGIC Global, Allianz RCM Global Resources and Allianz RCM Global Small-Cap Funds (for the purposes of this section, each a “Global Fund” and, together, the “Global Funds”)
9.	Comment: With respect to the Global Funds, which include the word “global” in their names, please advise the Staff of the percentage of each Global Fund’s assets invested in securities outside the United States and the number of countries in which each Global Fund invests, and advise the Staff how each Global Fund meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Footnote 42 states, in relevant part: “The [term] ... ‘global,’ however, connote[s] diversification among investments in a number of different countries throughout the world, and ... ‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Response: The Trust has informed us that, as of September 30, 2010, the amount of net assets invested by each Global Fund in companies organized or headquartered outside of the United States, and the number of countries in which each Global Fund invested, was as follows:

	Percentage of Net Assets Invested in
	Companies Organized or	Number of Countries
Fund	Headquartered Outside the U.S.	Invested
Allianz AGIC Global Fund	62.03%	18
Allianz RCM Global Resources Fund	41.53%	8
Allianz RCM Global Small-Cap Fund	44.5%	21
Given the percentage of assets in non-U.S. companies and the number of countries to which each Fund has exposure, the Trust believes that each Fund has a portfolio of investments that is tied economically to a number of countries throughout the world.

The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such term in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.[2]

[2]	Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

AGIC Pacific Rim Fund (for the purposes of this Comment and Response, the “Fund”)
10.	Comment: The first sentence of the Fund’s Fund Summary states that the Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of companies that are tied economically to countries within the Pacific Rim by satisfying at least one of the following criteria: (i) they derive 50% or more of their total revenue from goods produced, sales made or services provided in one or more Pacific Rim countries; (ii) they are organized under the laws of a Pacific Rim country; (iii) they maintain 50% or more of their assets in one or more Pacific Rim countries; or (iv) the principal trading market for their securities is in a Pacific Rim country. First, please indicate where the Prospectuses specify the countries that are considered to be within the “Pacific Rim” region or revise the Prospectuses to include this definition. Second, please explain to the Staff why factors (ii) and (iv) listed above subject the Fund to the economic risks and fortunes of the Pacific Rim region.

Response: The countries currently considered by the portfolio manager to be within the Pacific Rim region are individually named within the Fund’s portion of the section titled “Principal Investments and Strategies of Each Fund.”

The Trust believes that companies are tied economically to countries within the Pacific Rim region if such companies are organized under the laws of a Pacific Rim country or the principal trading market for their securities is in a Pacific Rim country because these factors may subject a company to legal, tax, regulatory, reporting, accounting and auditing standards of the applicable Pacific Rim country. Furthermore, economic developments, nationalization, expropriation or confiscatory taxation, currency blockage, market disruption, political changes, security suspensions, or diplomatic developments within a Pacific Rim country could adversely affect a company that is organized under the laws of that country or has within that country the principal trading market for its securities.
Allianz AGIC Systematic Growth Fund (for the purposes of this Comment and Response, the “Fund”)
11.	Comment: The “Principal Investments and Strategies” section in the Fund’s Fund Summary states that the Fund “seeks to achieve its investment objective by normally investing at least 80% of its assets in common stocks of companies with market capitalizations at or above the lowest market capitalization of companies represented in the Russell 1000 Growth Index ($1.1 billion as of June 30, 2010).” Please revise this disclosure to conform to the “plain English” requirements of Rule 421 under the Securities Act and Form N-1A.

Response: The Trust respectfully submits that the disclosure noted in the Comment is stated simply and clearly, and conforms to the “plain English” requirements as currently formulated.

12.	Comment: Because the Fund’s 80% investment policy includes issuers with market capitalizations recently valued as low as $1.1 billion, please add “Smaller Company Risk” as a principal risk of the Fund.

Response: The requested change has been made.

13.	Comment: “Credit Risk” and “Focused Investment Risk” are listed as principal risks of the Fund. The description of the Fund’s principal investment strategies, however, does not appear to indicate how the Fund may be subject to these risks as principal risks. The principal investment strategies and principal risks of the Fund should be consistent. Accordingly, please either revise the description of the Fund’s principal investment strategies to discuss strategies that may give rise to these risks, remove them as principal risks of the Fund, or clarify to the Staff how the Fund’s principal investment strategies as currently described may give rise to credit risk and focused investment risk.

Response: The Trust respectfully submits that Credit Risk and Focused Investment Risk are consistent with the Fund’s principal investment strategies as currently described, and thus appropriately listed as principal risks of the Fund. As stated under “Summary of Principal Risks,” Credit Risk includes the risk to which a Fund is subject due to unsettled transactions with counterparties, which affects the Fund. Further, while as a matter of practice the Fund does not currently engage in securities lending, it is permitted to do so and may be exposed to the credit risk of counterparties through securities lending in the future.

As stated in the Fund Summary, the Fund’s portfolio managers employ a growth-oriented process in selecting among individual securities and in weighting the portfolio across sectors. The Fund is subject to focused investment risk through its focus on this growth-oriented investing style. Further, to the extent the Fund invests from time to time in securities of issuers in a limited number of sectors, industries or geographic regions, it will have exposure to Focused Investment Risk.
B. Statement of Additional Information
14.	Comment: Please include the disclosure regarding the leadership structure of the Trust’s Board of Trustees and the role of the Board in the risk oversight of the Funds, as set forth in Item 17(b)(1) of Form N-1A.

Response: In response to the Comment, the following disclosure has been added to the section titled “Management of the Funds—Trustees and Officers”:
Board Leadership Structure—The Trust’s Board of Trustees consists of twelve Trustees, ten of whom are Independent Trustees, which represents over 80% of Board members that are independent. An Independent Trustee serves as Chairman of the Trustees and is selected by vote of the majority of the Independent Trustees. The Chairman of the Trustees presides at meetings of the Board and acts as a liaison with service providers, officers, attorneys and other Trustees generally between meetings, and performs such other functions as may be requested by the Board from time to time.

The Board of Trustees meets regularly four times each year to discuss and consider matters concerning the Trust and the Funds, and also holds special meetings to address matters arising between regular meetings. The Independent Trustees regularly meet outside the presence of Trust management and are advised by independent legal counsel. Regular meetings generally take place in-person; other meetings may take place in-person or by telephone.

The Board of Trustees has established five standing Committees to facilitate the Trustees’ oversight of the management of the Trust: the Audit Oversight and Compliance Committee, the Board Governance and Nominating Committee, the Contracts Committee, the Performance Committee and the Valuation Committee. The functions and role of each Committee are described below under “Committees of the Board of Trustees.”

Each Independent Trustee is a member of at least two Committees, which the Board believes allows the Independent Trustees to participate in a broad range of the Board’s oversight duties. In addition, each Committee is chaired by an Independent Trustee.

The Board reviews its leadership structure periodically and has determined that this leadership structure, including an Independent Chairman, a supermajority of Independent Trustees on the Board and limiting Committee chairs to Independent Trustees, is appropriate in light of the characteristics and circumstances of the Trust. In reaching this conclusion, the Board considered, among other things, the role of Allianz Global Fund Management and the Funds’ sub-advisers (the “Sub-Advisers”) in the day-to-day management of Fund affairs, the extent to which the work of the Board is conducted through the Committees, the number of Funds that comprise the Trust, the variety of asset classes offered by the Trust, the net assets of each Fund and the Trust, and the investment advisory, administration, distribution and other service arrangements of each Fund and the Trust. The Board also believes that its structure, including the presence of two Trustees who are executives with various entities affiliated with Allianz Global Fund Management, facilitates an efficient flow of information concerning the management of the Trust to the Independent Trustees.

Risk Oversight—Each of the Funds has retained Allianz Global Fund Management and the applicable Sub-Adviser to provide investment advisory services, and, in the case of Allianz Global Fund Management, administrative services, and these service providers are principally responsible for the management of risks that may arise from Fund investments and operations. Allianz Global Fund Management and the Sub-Advisers employ different processes, procedures and controls to identify and manage different types of risks that may effect the Funds. The Board oversees the performance of the risk management functions by Allianz Global Fund Management and the Sub-Advisers, both directly and through the Committee structure it has established. The Board receives from Allianz Global Fund Management and the Sub-Advisers a wide range of reports, both on a regular and as-needed basis, relating to the Funds’ activities and to the actual and potential risks of the Funds and the Trust as a whole. These include reports on investment risks, custody and valuation of the Funds’ assets, compliance with applicable laws, and the Funds’ financial accounting and reporting. The Board also regularly receives, from the Funds’ principal underwriter, reports regarding the distribution, sale and marketing of the Funds’ shares, as well as related risks. In addition, the Board meets periodically with the individual portfolio managers of the Funds to receive reports regarding the portfolio management of the Funds and their performance, including their investment risks. In the course of these meetings and discussions with Allianz Global Fund Management and the Sub-Advisers, the Board has emphasized the importance of maintaining vigorous risk management programs and procedures.

In addition, the Board has appointed a Chief Compliance Officer (“CCO”). The CCO oversees the development of compliance policies and procedures that are reasonably designed to minimize the risk of violations of the federal securities laws (“Compliance Policies”). The CCO reports directly to the Independent Trustees, interacts with individuals within Allianz Global Fund Management’s organization including its Chief Risk Officer, and provides presentations to the Board at its quarterly meetings and an annual report on the application of the Compliance Policies. The Board periodically discusses relevant risks affecting the Trust with the CCO at these meetings. The Board has approved the Compliance Policies and reviews the CCO’s reports. Further, the Board annually reviews the sufficiency of the Compliance Policies, as well as the appointment and compensation of the CCO.

The Board recognizes that the reports it receives concerning risk management matters are, by their nature, typically summaries of the relevant information. Moreover, the Board recognizes that not all risks that may affect the Funds can be identified in advance; that it may not be practical or cost-effective to eliminate or mitigate certain risks; that it may be necessary to bear certain risks (such as investment-related risks) in seeking to achieve the Funds’ investment objectives; and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. As a result of the foregoing and for other reasons, the Board’s risk management oversight is subject to substantial limitations.
15.	Comment: Item 17(b)(3)(ii) of Form N-1A requires the Trust to disclose any directorships held during the past five years by each of its Trustees in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), or subject to the requirements of Section 15(d) of the 1934 Act, or any company registered as an investment company under the 1940 Act. If the Trustee table presented under “Management of the Trust” is intended to provide the required disclosure, please change the title of the column “Other Directorships Held by Trustee” to “Other Directorships Held by Trustee During the Past 5 Years.”

Response: The requested change has been made.

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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-951-7467) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,
/s/ Johnathan Mathiesen
Johnathan Mathiesen, Esq.

cc:	E. Blake Moore, Jr. Brian S. Shlissel Thomas J. Fuccillo, Esq. Debra Rubano, Esq. Richard H. Kirk, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Chris Perriello, Esq.